Exhibit (h)(128)

September 16, 2021

Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC (“JCM”) with respect to Janus Henderson Adaptive Global Allocation Fund (the “Fund”). This letter is to inform you that JCM will waive all or a portion of its management fee (or otherwise reimburse/waive class specific expenses), as applicable, for a one-year term commencing on the effective date of the annual update to the Fund’s registration statement for the fiscal year ended June 30, 2021, under the following conditions:

In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.66% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable by a share class of the Fund pursuant to a Rule 12b-1 Plan; shareholder servicing fees, such as transfer agency fees (including out of pocket costs), administrative services fees and any networking/omnibus fees payable by any share class; the “Performance Adjustment” if the Fund has a performance-based investment advisory fee; as well as the amount of any items not normally considered operating expenses such as acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

151 Detroit Street, Denver, CO 80206 T (303) 336 4000 janushenderson.com Janus Capital Management LLC serves as an investment adviser.

JCM shall additionally reimburse or waive acquired fund fees and expenses to the extent that they exceed 0.10%. Such reimbursement or waiver shall be in addition to fees and expenses otherwise waived/reimbursed as noted above.

This waiver/reimbursement will continue in effect for a one-year term commencing on the effective date of the annual update to the Fund’s registration statement for the fiscal year ended June 30, 2021, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Investment Fund, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC		JANUS INVESTMENT FUND

By:	/s/ Brennan Hughes	By:	/s/ Jesper Nergaard
Brennan Hughes		Jesper Nergaard
Senior Vice President, Chief Accounting Officer and Treasurer		Chief Financial Officer, Treasurer and Principal Accounting Officer

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